UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

Commission file number 001-34886

Elster Group SE
(Translation of Registrant’s Name into English)

Frankenstrasse 362
45133 Essen
Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form ☐ 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains a press release of Elster Group SE dated February 18, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELSTER GROUP SE

By:	/s/ Christoph Schmidt-Wolf
Name:	Christoph Schmidt-Wolf
Title:	Managing Director and CFO

By:	/s/ Thomas Preute
Name:	Thomas Preute
Title:	Managing Director and CLO

Date: February 18, 2011

Elster Reports 2010

Fourth Quarter and Full-Year Results

—Gas segment recovery drives quarterly revenue, profit growth—

—2010: Elster benefits from geographic and product diversity—

—Fourth quarter: Profitability improves sequentially—

—2010: Adjusted EBITDA $285.0 million, up 7.9 percent year-over-year—

—Contracted future revenues up 24.5 percent year-over-year—

ESSEN, Germany, February 18, 2011 – Elster Group SE (NYSE: ELT) today announced results for the fourth quarter and full year ended December 31, 2010. Fourth quarter and full-year 2010 highlights include:

•	Fourth quarter revenues of $476.8 million, up 5.9 percent year-over-year (up 9.0 percent on a constant currency basis1)

•	Fourth quarter adjusted EBITDA[2] of $78.4 million, adjusted EBITDA margin[2] of 16.4 percent

•	Fourth quarter GAAP earnings per ADS of $0.30

•	Full-year revenues of $1,759.3 million, up 3.8 percent year-over-year (up 4.6 percent on a constant currency basis)

•	Full-year adjusted EBITDA was $285.0 million; adjusted EBITDA margin was 16.2 percent

•	Contracted future revenues[3] of more than $915 million at December 31, 2010

“Elster’s revenue growth and strong margin profile speak to the diversity of our business across segments and geographies and highlight the continued global momentum towards smarter, resource conserving solutions,” said Simon Beresford-Wylie, chief executive officer of Elster.

Elster’s fourth quarter 2010 (4Q 2010) revenues were $476.8 million, up $26.4 million, or 5.9 percent, over fourth quarter 2009 (4Q 2009), and up 9.0 percent on a constant currency basis. Strong gas segment performance more than offset a decline in the electricity segment and modestly weaker year-over-year performance in water.

Elster recorded adjusted EBITDA of $78.4 million in 4Q 2010, down 1.9 percent compared to the 4Q 2009. 4Q 2010 GAAP net income attributable to Elster Group SE was $33.8 million, or $0.30 per ADS.

Elster adjusted EBITDA increased to $285.0 million in full-year 2010 (FY 2010), up 7.9 percent versus full-year 2009 (FY 2009). FY 2010 GAAP net income attributable to Elster Group SE was $87.3 million, a 78.5 percent increase over $48.9 million in FY 2009. Non-GAAP net income4, which excludes the amortization of purchase price allocations (PPA) after income taxes, was $114.4 million in FY 2010 compared with $75.0 million in FY 2009.

For the FY 2010, new order intake of $1,763.4 million was $170.3 million, or 10.7 percent higher than FY 2009. Order intake increased year-over-year in all three segments. New order intake in 4Q 2010 was $490.8 million compared to $487.1 million in 4Q 2009, an increase of 0.8 percent. Total order backlog stood at $454.2 million at December 31, 2010, a 2.0 percent increase versus December 31, 2009. Elster defines backlog strictly as the company’s total open purchase orders. Contracted future revenues increased about 24.5 percent year-over-year to more than $915 million at December 31, 2010.

All figures in this press release are unaudited.

Fourth Quarter 2010:

Gross margin for 4Q 2010 was 32.2 percent compared to 28.7 percent in 4Q 2009. A shift towards higher margin products, lower reorganization costs and efficiency improvement projects contributed to the increase on the gross margin.

Total operating expenses increased by $16.7 million, or 19.9 percent to $100.5 million in 4Q 2010, up from $83.8 million in 4Q 2009. Higher sales volumes accounted for the slight increase in selling expenses, although selling expenses declined as a percentage of revenues due to a more favorable geographic mix in 4Q 2010. The continued development of Elster’s Smart Offerings5 across gas, electricity and water segments accounted for the increased research and development expenses in 4Q 2010 versus last year.

General and administrative expenses decreased by $18.4 million, or 37.9 percent, to $30.2 million in 4Q 2010 as compared to 4Q 2009, excluding the $27.6 million non-cash gain in 4Q 2009 related to the valuation of the Management Equity Program (MEP). This decrease in general and administrative expenses was due primarily to expenses related to the initial public offering (IPO) preparations that Elster incurred in 4Q 2009. Lower currency gains contributed to the decrease of other operating income by $3.5 million year-over-year.

Full Year 2010:

Elster FY 2010 revenues were $1,759.3 million, a $64.2 million, or 3.8 percent increase over FY 2009 revenues of $1,695.1 million. On a constant currency basis, revenues increased 4.6 percent. Particularly in the second half of 2010, demand for gas metering and gas utilization products increased considerably. Electricity segment revenues were lower year-over-year primarily due to lower sales volume in North America and the Middle East. In the first half 2010, uncertainty surrounding the timing of U.S. government stimulus funding slowed the marketplace and customer evaluation processes for North American Smart Grid programs were more deliberate for the remainder of 2010. The decrease in electricity was offset in part by the early adoption of an accounting policy which positively impacted electricity revenues in FY 2010. In Europe, the electricity segment experienced an upswing, supported by an expansion of Elster’s Smart Grid offerings. Electricity also increased in Oceania and Latin America. Water segment revenues grew strongly year-over-year; growth drivers included growth in key markets and recent product introductions.

Total revenues from Smart Offerings increased across segments in FY 2010, compared to FY 2009. With parallel growth in both revenues from Smart Offerings and overall revenues, the total percentage of overall revenues from Smart Offerings in FY 2010 remained at approximately 26 percent.

Gross margin increased to 31.3 percent in FY 2010, compared to 29.7 percent in FY 2009 as Elster benefited from a shift towards higher margin products particularly in the gas and water segments. Lower reorganization expenses and efficiency improvement projects also contributed to the increase.

All figures in this press release are unaudited.

Total operating expenses increased by $14.7 million, or 4.1 percent to $374.7 million in FY 2010, up from $360.0 million in FY 2009. In FY 2010, higher sales volumes accounted for the increase in selling expenses, and research and development expenses increased as headcount additions and external consultants contributed to the development of Smart Offerings. Other operating income decreased $12.7 million due to a reduction in currency gains. General and administrative expenses decreased on a year-over-year basis despite the recognition of nearly $20 million less in non-cash gains related to the valuation of the Management Equity Program ($13.6 million in FY 2010; $33.3 million in FY 2009). General and administrative expenses also reflected decreased project expenses for Elster’s IPO preparations and lower reorganization expenses in FY 2010.

Elster’s financial position strengthened at the end of 2010 as cash and cash equivalents increased more than $140 million versus the end of 2009 to $216.3 million. Long-term debt decreased nearly $150 million in 2010 as a result of proceeds from the company’s initial public offering. Cash flows from operating activities for FY 2010 were $141.3 million compared to $119.6 million in FY 2009, up 18.1 percent. The key drivers of this increase were primarily higher revenues at improved gross margins. This was partially offset by somewhat higher working capital due to the increase in Elster’s sales volume. However, working capital expressed as a percentage of revenues decreased compared to the prior year. Free cash flow6 increased by $9.8 million to $98.9 million in FY 2010, up 11.0 percent versus FY 2009.

Elster Segment Results

Gas

Gas revenues in 4Q 2010 of $264.8 million reflect a 20.6 percent increase versus 4Q 2009, and segment profit of $65.4 million grew 11.2 percent compared to 4Q 2009. 4Q 2010 segment profit margin7 declined from 26.8 percent to 24.7 percent year-over-year. Gas revenues in FY 2010 of $943.8 million reflect a 4.9 percent increase versus FY 2009, and segment profit grew 12.8 percent compared to FY 2009 to $230.2 million. FY 2010 segment profit margin increased from 22.7 percent to 24.4 percent year-over-year.

The 4Q 2010 gas segment revenue and profitability reflect increased sales of gas metering products across important markets, especially in North America, continued improvement from the gas utilization product portfolio, the completion of a major gas infrastructure project in Asia and ongoing investments in new products. FY 2010 gas segment drivers of revenue and profitability included increased sales of metering products across important markets, particularly in North America, strong performance from the gas utilization product portfolio and a favorable product mix. The improved gas segment profit was partly offset by an increase in expenses due to additional headcount, mainly in manufacturing and reseach and development, primarily due to increased production and ongoing investments in new products.

Electricity

Electricity revenues in 4Q 2010 of $127.3 million reflect an 11.4 percent decrease versus 4Q 2009, and segment profit of $19.5 million declined 23.5 percent compared to 4Q 2009. 4Q 2010 segment profit margin declined from 17.7 percent to 15.3 percent year-over-year. In FY 2010, electricity revenues of $451.5 million reflect a 0.4 percent decrease versus FY 2009, and segment profit of $55.9 million declined 7.5 percent compared to FY 2009. FY 2010 segment profit margin decreased from 13.3 percent to 12.4 percent year-over-year.

All figures in this press release are unaudited.

4Q 2010 electricity segment revenues and profits reflect extended customer evaluation timelines in North America. A number of utilities slowed down purchasing decisions and delayed some deployments. Prior-year results also reflect the completion of projects in the Middle East. FY 2010 results also were affected negatively by the uncertainty regarding the stimulus funds in the United States and by the termination of a distributor relationship. These effects were partially offset in FY 2010 by the expansion in Smart Offerings in Western Europe, which included the positive contribution of an acquisition completed in late 2009, and the early adoption of an accounting policy that resulted in a $17.1 million revenue increase in FY 2010. Elster also continued to invest in its sales force focused on marketing its Smart Offerings and in the development of new products.

Water

Water revenues in 4Q 2010 of $88.4 million reflect an 1.9 percent decrease versus 4Q 2009, and water segment profit of $7.0 million declined 17.6 percent compared to 4Q 2009. 4Q 2010 water segment profit margin declined from 9.4 percent to 7.9 percent year-over-year. Water revenues in FY 2010 of $383.9 million reflect a 7.9 percent increase versus FY 2009, and water segment profit of $35.4 million grew 16.4 percent compared to FY 2009. FY 2010 water segment profit margin increased from 8.5 percent to 9.2 percent year-over-year.

4Q 2010 water segment revenues were somewhat impacted by lower demand in selected Western European markets. FY 2010 water segment drivers of revenue and profitability included recent product introductions, growth in key markets as we executed major projects in North America, the Middle East and Asia, a favorable product mix and supply chain improvements.

Outlook for Full Year 20118:

Elster expects revenues to grow five percent to nine percent in 2011 compared to 2010 and estimates its 2011 GAAP earnings per ADS to be in the range of $0.90 to $1.00.

[1]	Constant Currency Rates: Calculated by translating the results from entities that have functional currencies other than U.S. dollars into dollars using the exchange rates of the prior year.

[2]
A reconciliation of Adjusted EBITDA, a non-GAAP measure, to net income is available at the end of this press release. Adjusted EBITDA margin is consolidated adjusted EBITDA as a percentage of consolidated revenue.

[3]
Elster defines contracted future revenues as total order backlog plus additional contract revenues under awarded contracts with an initial value of $500,000 or more. Additional contract revenues represent contracted deliverables for which orders have not yet been placed. Elster cannot predict how many purchase orders ultimately will be placed under these awarded contracts.

[4]	A reconciliation of Non-GAAP net income to GAAP net income is available at the end of this press release.

[5]	Elster defines Smart Offerings as automated meter reading, or AMR, advanced metering infrastructure, or AMI, and Smart Grid solutions and individual products, components and services for use therein.

[6]	A reconciliation of free cash flow, a non-GAAP measure, to cash flows from operating activities is available at the end of this press release.

[7]	Segment profit margin is segment profit as a percentage of segment revenues

[8]
The FY 2011 GAAP earnings per ADS expectations are based on 112,880,164 ADSs outstanding. Reported FY 2010 GAAP earnings per ADS were based on 77,182,292 weighted average ADSs outstanding. Elster’s FY 2011 GAAP earnings per ADS expectations include assumptions on foreign currency exchange rates, particularly of the euro of 1.30 and pound sterling of 1.54 against the U.S. dollar. These targets do not include the possible effects of potential debt refinancing.

All figures in this press release are unaudited.

Conference Call and Webcast

Company management will webcast a conference call at 8:00 a.m. ET on Friday, February 18, 2011 on the company's website. To access the live webcast, please log on to the investor section of the company's website at http://investors.elster.com. Analysts and institutional investors may participate in the conference call by dialing +1-612-234-9959 and using confirmation number 190104.

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through Friday, March 4, 2011. Domestic callers can access the replay by dialing +1-800-475-6701, and international callers can access the replay by dialing +1-320-365-3844 and using confirmation number 190104.

About Elster

Elster (NYSE: ELT) is one of the world's largest electricity, gas and water measurement and control providers. Its offerings include distribution monitoring and control, advanced smart metering, demand response, networking and software solutions, and numerous related communications and services - key components for enabling consumer choice, operational efficiency and conservation. Its products and solutions are widely used by utilities in the traditional and emerging Smart Grid markets.

Elster has one of the most extensive installed revenue measurement bases in the world, with more than 200 million metering devices deployed over the course of the last 10 years. It sells its products and services in more than 130 countries across electricity, gas, water and multi-utility applications for residential, commercial and industrial, and transmission and distribution applications. For more information about Elster, please visit www.elster.com.

Contacts

Media and Investors:	Investors:
John Bluth	Ronald Botoff
+1-919-250-5425	+1-919-212-4857
john.bluth@elster.com	ron.botoff@elster.com

This press release contains forward-looking statements. Elster may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission on Forms 20-F and 6-K, in its offering prospectuses, in press releases and other written materials and in oral statements made by Administrative Board members, managing directors or employees to third parties. Statements that are not historical facts, including statements about Elster’s beliefs and expectations, are forward-looking statements and include generally any information that relates to expectations for revenue or earnings per ADS or other performance measures. These statements are based on current plans, estimates, assumptions and projections, and therefore readers should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Elster undertakes no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. Elster cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Elster’s control, including those described in the sections “Special Note Regarding Forward-Looking Statements” and “Risk Factors” of the prospectus dated September 30, 2010 filed with the U.S. Securities and Exchange Commission. Important factors that could cause actual results to differ materially from those in the forward-looking statements include: negative worldwide economic conditions; instability and volatility in the worldwide financial markets; growth expectations for Elster’s industry; the extent of the revenues Elster derives from sales to the utility industry; the transition to more advanced technology in the industry, including increasing competition from industries Elster previously viewed as distinct from Elster’s; Elster’s ability to develop new products and technologies and the extent of the revenues Elster derives from Smart Grid technology; possible changes in current and proposed legislation, regulations and governmental policies, including with respect to radio frequency licensing and certification requirements; the fluctuations of Elster’s operating results due to the effect of exchange rates; volatility in the prices for, and availability of, components, raw materials and energy used in Elster’s businesses; Elster’s ability to raise capital to refinance its indebtedness; Elster’s ability to manage its outsourcing arrangements; or other factors.

All figures in this press release are unaudited.

Elster Group SE

Condensed Consolidated Statement of Operations

	Three Months Ended December 31,		Twelve Months Ended December 31,
	(unaudited)
(in millions US$, except per share data)	2010	2009	2010	2009

Revenues	476.8	450.4	1,759.3	1,695.1
Cost of revenues	-323.3	-321.3	-1,208.6	-1,191.3
Gross profit	153.4	129.1	550.8	503.8

Operating expenses
Selling expenses	-43.4	-42.5	-165.5	-159.4
General and administrative expenses	-30.2	-21.0	-123.8	-137.0
Research and development expenses	-23.5	-20.4	-87.5	-78.4
Other operating income (expenses), net	-3.4	0.1	2.1	14.8
Operating income	52.9	45.4	176.0	143.8

Non-operating expenses
Interest expense, net	-11.6	-8.1	-60.1	-55.4
Other income, net	0.7	1.2	3.0	3.3
Total non-operating expenses	-10.8	-6.9	-57.1	-52.1

Income before income tax	42.1	38.4	118.9	91.7
Income tax benefit (expenses)	-6.9	-18.2	-29.4	-39.3

Net income from continuing operations	35.2	20.2	89.5	52.3
Net income from discontinued operations	0.0	0.0	2.6	0.0
Net income	35.2	20.2	92.0	52.3
Net income attributable to noncontrolling interests	1.4	1.1	4.8	3.5
Net income attributable to Elster Group SE	33.8	19.1	87.3	48.9

Weighted average number of ADS outstanding
Basic	112,880,164	65,283,000	77,182,292	65,283,000
Diluted	112,947,428	65,283,000	77,199,108	65,283,000

Weighted average number of shares outstanding
Basic	28,220,041	16,320,750	19,295,573	16,320,750
Diluted	28,236,857	16,320,750	19,299,777	16,320,750

Basic income (loss) per share
Income (loss) from continuing operations attributable to Elster Group SE	1.20	0.78	3.39	1.42
Income (loss) from discontinued operations attributable to Elster Group SE	0.00	0.00	0.13	0.00
Net income (loss) per share attributable to Elster Group SE shareholders	1.20	0.78	3.53	1.42

Diluted income (loss) per share
Income (loss) from continuing operations attributable to Elster Group SE	1.20	0.78	3.39	1.42
Income (loss) from discontinued operations attributable to Elster Group SE	0.00	0.00	0.13	0.00
Net income (loss) per share attributable to Elster Group SE shareholders	1.20	0.78	3.53	1.42

Basic income (loss) per ADS
Income (loss) from continuing operations attributable to Elster Group SE	0.30	0.20	0.85	0.36
Income (loss) from discontinued operations attributable to Elster Group SE	0.00	0.00	0.03	0.00
Net income (loss) per ADS attributable to Elster Group SE shareholders	0.30	0.20	0.88	0.36

Diluted income (loss) per ADS
Income (loss) from continuing operations attributable to Elster Group SE	0.30	0.20	0.85	0.36
Income (loss) from discontinued operations attributable to Elster Group SE	0.00	0.00	0.03	0.00
Net income (loss) per ADS attributable to Elster Group SE shareholders	0.30	0.20	0.88	0.36

All figures in this press release are unaudited.

Elster Group SE

Condensed Consolidated Balance Sheets

	December 31,
	2010	2009
(in millions US$)
Assets
Current assets
Cash and cash equivalents	216.3	75.4
Accounts receivable	292.4	274.3
Inventories	154.5	147.8
Other current assets	104.5	119.0
Total current assets	767.8	616.4

Non-current assets
Property, plant and equipment, net	202.9	234.2
Other intangible assets, net	216.4	263.8
Goodwill	937.0	981.6
Other noncurrent assets	40.2	45.4
Total noncurrent assets	1,396.5	1,525.0
Total assets	2,164.3	2,141.4

Liabilities and equity
Current liabilities
Pension and other long-term employee benefits, current portion	13.5	11.3
Payroll, bonuses and related accruals	57.8	57.2
Short-term debt and current portion of long-term debt	18.0	39.0
Accounts payable	204.3	195.6
Warranties	31.6	34.8
Deferred tax liabilities	6.7	4.6
Other current liabilities	96.4	89.5
Total current liabilities	428.3	432.0

Noncurrent liabilities
Pension and other long-term employee benefits, less current portion	137.5	152.4
Payroll, bonuses and related accruals	1.3	1.3
Long-term debt, less current portion	822.4	971.4
Shareholder loan	0.0	6.8
Deferred tax liabilities	60.7	94.6
Other noncurrent liabilities	57.8	60.2
Total noncurrent liabilities	1,079.7	1,286.8
Total liabilities	1,508.0	1,718.7

Equity
Total equity attributable to Elster Group SE	640.7	416.6
Noncontrolling interests	15.5	6.2
Total equity	656.2	422.7
Total liabilities and equity	2,164.3	2,141.4

All figures in this press release are unaudited.

Elster Group SE

Condensed Consolidated Statements of Cash Flows
	Twelve Months Ended December 31,
	2010	2009
(in millions US$)
Net income	92.0	52.3
Depreciation, amortization and impairment losses	87.9	88.6
Share-based compensation expense (credit)	-13.2	-33.3
Gain (loss) on sale of other long-lived assets, net	1.1	-2.5
Accrued interest	1.2	2.6
Dividends from equity accounted investees, net of income in earnings	2.3	2.2
Change in operating assets and liabilities	-17.7	71.4
Change in other assets and liabilities	-12.2	-61.8
Cash flows from operating activities	141.3	119.6

Cash flows from investing activities
Purchases of property, plant and equipment and intangible assets	-42.4	-30.5
Proceeds from disposals of property, plant and equipment and intangible assets	11.9	14.8
Proceeds from shareholder loan payments	2.5	0.0
Business combinations, net of cash acquired	0.0	-27.4
Net cash flow from (used in) investing activities	-28.0	-43.0

Cash flows from financing activities
Proceeds from bank borrowings	63.6	84.6
Repayment of bank borrowings	-184.8	-157.8
Capital increase, net of IPO costs	153.3	0.0
Repayment of capital lease obligations	-1.1	-1.1
Repayment of shareholder loan	-6.8	0.0
Dividends to noncontrolling interests	-0.8	-3.0
Sale of noncontrolling interest in subsidiary	2.0	0.0
Net cash flow from (used in) financing activities	25.4	-77.4

Net increase (decrease) in cash and cash equivalents	138.8	-0.9
Effect of exchange rate fluctuations on cash held	2.1	2.0
Cash and cash equivalents at January 1	75.4	74.3
Cash and cash equivalents at December 31	216.3	75.4

Income taxes paid	28.7	42.7
Interest paid	50.1	45.4

All figures in this press release are unaudited.

Elster Group SE

Segment Information

	Gas		Electricity		Water
	Three Months Ended December 31, (unaudited)
(in millions US$)	2010	2009	2010	2009	2010	2009

Total revenues	264.8	219.5	127.3	143.7	88.4	90.1
thereof to external customers	266.0	219.2	123.6	142.0	87.1	89.2
thereof to other segments	-1.3	0.3	3.7	1.7	1.3	1.0
Segment profit	65.4	58.8	19.5	25.5	7.0	8.5

	Gas		Electricity		Water
	Twelve Months Ended December 31,
(in millions US$)	2010	2009	2010	2009	2010	2009

Total revenues	943.8	899.8	451.5	453.1	383.9	355.9
thereof to external customers	941.4	898.1	437.7	445.1	380.2	352.0
thereof to other segments	2.3	1.7	13.8	8.0	3.7	3.9
Segment profit	230.2	204.0	55.9	60.4	35.4	30.4

Elster Group SE

Revenues by region

	Twelve Months Ended December 31,
(in millions US$)	2010	2009

North America	569.9	559.2
Europe	789.4	766.5
Other	400.0	369.4
Total	1,759.3	1,695.1

All figures in this press release are unaudited.

Elster Group SE

Reconciliations of non-GAAP Financial Measures

In addition to figures prepared in accordance with U.S. GAAP, Elster presents non-GAAP financial measures, such as adjusted EBITDA, net income before amortization of purchase price allocation, and free cash flow, in this press release. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with U.S. GAAP. Non-GAAP financial measures are not subject to U.S. GAAP or any other generally accepted accounting principles. Other companies may define these non-GAAP financial measures in different ways. Elster has included a reconciliation of the non-GAAP measures in this document to GAAP measures below.

Reconciliation of Adjusted EBITDA to Net income

	Three Months Ended December 31, (unaudited)				Twelve Months Ended December 31,

(in millions US$)	2010	% of revenues	2009	% of revenues	2010	% of revenues	2009	% of revenues

Net income	35.2	7.4%	20.2	4.5%	92.0	5.2%	52.3	3.1%
Income tax expense	6.9		18.2		29.4		39.3
Interest expense, net	11.6		8.1		60.1		55.4
Depreciation and amortization	21.8		21.9		85.5		85.4
Gain on disposal of discontinued operations	0.0		0.0		-2.6		0.0
Foreign currency exchange effects	-1.1		-2.0		-2.9		-14.4
Management equity program	0.0		-27.6		-13.6		-33.3
Expenses for preparation to become a public company	-1.2		8.8		12.7		23.0
Strategy development costs	0.0		0.7		0.3		3.6
Employee termination and exit costs[1]	3.3		12.9		6.2		25.4
Business process reengineering and reorganization costs	1.2		11.3		5.9		16.8
IT project costs	0.4		4.7		1.9		8.6
Gain (loss) from sales of real estate	0.0		-1.7		0.0		-2.5
Effects of termination of a distributor	0.0		0.0		9.8		0.0
Business combination costs	0.0		1.7		0.0		1.7
Impairment of intangible assets	0.0		2.3		0.0		2.3
Other	0.3		0.3		0.3		0.3
Adjusted EBITDA	78.4	16.4%	79.9	17.7%	285.0	16.2%	264.1	15.6%

[1]	Includes reversal on termination costs.

All figures in this press release are unaudited.

Reconciliation of Free Cash Flow to Cash Flows from Operating Activities

	Twelve Months Ended December 31,
	2010	2009
(in millions US$)
Cash flows from operating activities	141.3	119.6
Purchases of property, plant and equipment and intangible assets	-42.4	-30.5
Free cash flow	98.9	89.1

Reconciliation of Non-GAAP Net Income to GAAP Net Income

	Three Months Ended December 31, (unaudited)		Twelve Months Ended December 31,
	2010	2009	2010	2009
(in millions US$)

Net income (loss)	35.2	20.2	92.0	52.3
Amortization of purchase price allocations	8.3	9.2	33.1	33.7
Less: income taxes on amortization of purchase price allocations (PPA)	-2.7	-3.0	-10.7	-11.0
Net income (loss) before amortization of PPA	40.8	26.4	114.4	75.0

Tax rate[2]	32.5%	32.6%	32.3%	32.6%

[2]	Taxes on amortization of PPA are calculated using the nominal tax rate in each country multiplied by the respective amortization of PPA.

All figures in this press release are unaudited.